UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): **October 21, 2004**

ACXIOM CORPORATION
(Exact Name of Registrant as Specified in Its Charter)

DELAWARE
(State or Other Jurisdiction of Incorporation)

0-13163
(Commission File Number)

71-0581897
(IRS Employer Identification No.)

1 Information Way, P.O. Box 8180, Little Rock, Arkansas
(Address of Principal Executive Offices)

72203-8180
(Zip Code)

501-342-1000
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01   Regulation FD Disclosure

As reported in our fiscal second quarter press release issued October 20, 2004, cash flow from operating activities (or operating cash flow) was $61,742,000 for the three months ended September 30, 2004 and $49,909,000 for the three months ended September 30, 2003.

The impact of income taxes on the operating cash flows for both periods was not material. As the Company has substantial net operating loss carryforwards to offset any taxes otherwise payable, the resulting taxes paid for either period is minimal. As the attached schedule indicates, the Company paid income taxes of $397,000 and had income tax refunds, net of $2,532,000, for the three months ended September 30, 2004 and September 30, 2003, respectively.

For book purposes, taxes were provided for in the income statement in both periods and are reflected in net earnings on the statement of cash flows. As no material income taxes were paid as noted above, the provision for taxes included in net earnings in the income statement has been offset within the calculation of operating cash flow. In the three months ended September 30, 2004, the offset was recorded in deferred taxes, and in the three months ended September 30, 2003, the offset was recorded in accrued income taxes which is included in the calculation of operating cash flow under the caption entitled "accounts payable and other liabilities."

As a result of the discussion above, the 24% or $11,833,000 increase in operating cash flow between the three months ended September 30, 2004 and the prior year period was not significantly affected by income taxes. In fact, the prior year period included net tax refunds of $2,532,000, while the three months ended September 30, 2004 included net tax payments of $397,000.

The attached schedule reconciles the balance sheet with the statement of cash flows for both periods.

Item 9.01   Financial Statements and Exhibits

(c)   Exhibits

The following exhibits are furnished herewith:

Exhibit Number	Description
99.1	Schedule (Reconciliation of Balance Sheet with Statement of Cash Flows for the Periods ending September 30, 2004 and September 30, 2003)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: October 21, 2004

ACXIOM CORPORATION

By: /s/ Catherine L. Hughes
Name: Catherine L. Hughes
Title: Secretary

EXHIBIT INDEX

Exhibit Number	Description
99.1	Schedule (Reconciliation of Balance Sheet with Statement of Cash Flows for the Periods ending September 30, 2004 and September 30, 2003)

EXHIBIT 99.1

Dollars in thousands

Income statement:	Quarter Ended 09/30/04	Quarter Ended 09/30/03
Earnings before income taxes	$29,833	$17,948
Income taxes	11,337	6,731
Net earnings	$18,496	$11,217

Balance Sheet (Qtr to Qtr change this year):	As of 09/30/04	As of 06/30/04	Change	Recon to 9/30/2004 Cash Flow	
Current assets					
Deferred income taxes	$14,288	$15,670	($1,382)		
Refundable income taxes	915	1,162	(247)	$246	This amount plus a $1 foreign translation adjustment equals the amount shown on cash flow
Current liabilities					
Income taxes	-	-	-		
Long term liabilities					
Deferred income taxes	58,892	49,568	9,324	$10,699	These two amounts plus a $7 foreign translation adjustment equals the amount shown on cash flow

Balance Sheet (Qtr to Qtr change last year):	As of 09/30/03	As of 06/30/03	Change	Recon to 9/30/2003 Cash Flow	
Current assets					
Deferred income taxes	$46,056	$46,056	-		
Refundable income taxes	-	921	(921)	$871	This amount plus a $50 foreign translation adjustment equals the amount shown on cash flow
Current liabilities					
Income taxes	8,399	-	8,399	$8,392	This amount plus a $7 foreign translation adjustment equals the amount shown on cash flow
Long term liabilities					
Deferred income taxes	62,606	62,606	-		

Cash Flow:	Quarter Ended 09/30/04	Quarter Ended 09/30/03
Income taxes (from income statement)	($11,337)	($6,731)
Change in deferred income taxes	10,699	-
Change in refundable income taxes (included in Other assets on cash flow)	246	871
Change in tax payable (included in AP and Other liabilities on cash flow)	(5)	8,392
Net impact on cash flow of tax accounts	($397) (1)	$2,532 (2)

(1) Represents tax payments during the quarter.

(2) Represents tax refunds received during the quarter.